25003174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-37373

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
APR 16 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harbour Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 D'Onofrio Drive, Suite 300
(No. and Street)

Madison	WI	53719
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rhonda Meyer	608-662-6100	rmeyer@harbourinv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhonda Meyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbour Investments Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD MEDLAND NOTARY PUBLIC STATE OF WISCONSIN

Signature: Rhonda Meyer

Title: SVP & COO

Notary Public

My Comm. Expires 2-12-29

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

FINANCIAL STATEMENTS

For the Year Ended December 31, 2024

Available for Public Inspection

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

TABLE OF CONTENTS

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Harbour Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harbour Investments, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Harbour Investments, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Harbour Investments, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harbour Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Harbour Investments, Inc.'s auditor since 2024.
Chicago, Illinois
April 14, 2025

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS	
Cash and cash equivalents	$ 2,436,200
Commissions receivable	4,950,811
Note receivable	72,882
Marketable securities owned, at fair value	114,912
Total assets	$ 7,574,805
LIABILITIES	
Accounts payable	$ 170,622
Commissions payable	4,638,411
Deferred income taxes	2,373
Income taxes payable	343,258
Total liabilities	5,154,664
STOCKHOLDERS' EQUITY	
Common stock, no par value; 2,000,000 shares authorized; 200,000 shares issued and outstanding	16,500
Paid-in capital	6,500
Retained earnings	2,397,141
Total stockholders' equity	2,420,141
Total liabilities and stockholders' equity	$ 7,574,805

See note to financial statement

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENT

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as an introducing broker in connection with the sale of mutual funds, direct participation programs and advisory services throughout the United States.

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

B. COMMISSIONS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

In accordance with ASC 326 ("Financial Instruments – Credit Losses") commissions receivable consists of commissions revenue that has been recognized on a trade date basis but has not yet been received. Management considers receivables to be fully collectible; accordingly, no allowance for credit losses has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

C. MARKETABLE SECURITIES

The company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income or loss. The fair value of securities is determined by obtaining quoted market prices.

D. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with ASC No. 740 ("Accounting for Income Taxes"). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2024, there was a net deferred tax liability in the amount of $2,373 from current net unrealized gains on securities. Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

E. REVENUE RECOGNITION

A description of the company's revenue streams accounted for under ASC 606 follows:

Commission revenue results from transactions in equity securities, mutual funds, variable annuities and other financial products and services. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the company's influence, the company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. 12b-1 distribution fees are paid by the mutual fund over a period of time based on a percentage of the fund's daily net asset levels. The company estimates certain of its concession and fee revenues based on its historical analysis of the revenues received along with an assessment of current market conditions and activity which may affect amounts earned. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

Advisory fees are recognized on a monthly basis over the period in which the investment services are performed. Advisory fees earned are generally based on the fair market value of the assets under management. Advisory fees are calculated at the investor level and depending on the program, use their monthly, average monthly or quarter-ending capital balances. Since advisory fees are based on assets under management, significant changes in fair value of these assets will have an impact on the fees earned in future periods.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

F. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. ACCOUNTING FOR UNCERTANITY IN INCOME TAXES

The company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The company's assessment has not identified any significant positions that it believes would not be sustained under examination. Interest and penalties related to uncertain tax positions would be accrued as income tax expense.

The company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdiction. Uncertain tax positions includes those related to tax years that remain subject to examination. The company's federal income tax returns are subject to examination by the IRS, generally for three years after they are filed. In addition, the company's state tax returns are subject to examination by state tax authorities for similar time periods.

H. FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- Level One - Quoted prices in active markets for identical assets or liabilities.
- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

As of December 31, 2024, the company's financial assets which were measured at fair value in accordance with ASC 820 consisted of $114,912 of marketable securities employing Level One inputs.

I. OFF-BALANCE-SHEET CREDIT AND MARKET RISK

In the normal course of business, the company's customer activities involve the execution, settlement, and financing of various customer investment transactions. These activities may expose the company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the company is liable to the clearing firm for the transactions of its customers.

J. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTES TO FINANCIAL STATEMENT

NOTE 2 - INCOME TAXES

The company's total deferred tax assets and liabilities at December 31, 2024, are as follows:

Deferred tax liability	$ 2,373

Deferred tax liabilities are the result of net unrealized gains on securities at December 31, 2024.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 100% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expenses.

On June 12, 2023 the company entered into a consulting agreement with NWS Mount Dora, LLC, a company owned by the majority stockholder of Harbour Investments, Inc. to provide consulting services in the area of operating a broker dealer, operating a Registered Investment Advisor, strategic analysis, vision and mission statement development, executive goal setting, strategic plan development, organizational alignment, competitive intelligence research and change management. The agreement will be in force until terminated by either party. Harbour Investments, Inc. did not incur consulting fees for the year ended December 31, 2024.

NOTE 4 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement of the greater of $100,000 or six and two-thirds of aggregate indebtedness. Aggregate indebtedness at December 31, 2024, was $5,154,664 while the company had net capital of $1,780,679 and a net capital requirement of $343,644. The company's net capital ratio was 2.89 to 1.

NOTES TO FINANCIAL STATEMENT

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted fair values, as summarized below.

	Fair Value	Cost	Unrealized Gain
Mutual funds	114,912	104,098	10,814
	$ 114,912	$ 104,098	$ 10,814

Equity securities are valued at the closing price reported on an active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the company at year end.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

NOTE 7 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims in the normal course of business. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. The company has not accrued any liabilities at December 31, 2024.

NOTE 8 - DEPOSIT WITH CLEARING ORGANIZATIONS

The company clears securities transactions with two organizations. The company has cash of approximately $263,000 on deposit with the clearing organizations which is included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2024.

NOTE 9 - CUSTOMER TRANSACTIONS

The company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraphs k(2)(i) and k(2)(ii) of the rule and through reliance on Footnote 74 of the SEC release NO. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 14, 2025, the date which the financial statement was available for issue noting no material events that needed to be disclosed.